SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Negotiations between Petrobras and Repsol YPF
to develop gas production of the Santos Basin

Rio de Janeiro, February 24, 2005 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, addresses the market to clarify the news articles published today under the titles: “Petrobras enters into a joint venture with Repsol to develop Santos gas” and “Petrobras Repsol conclude joint venture for gas”.

As part of its routine business operations, Petrobras has on going negotiations with several oil companies concerning possibilities of establishing joint ventures both in Brazil and internationally. Normally, as is the case in point, such preliminary negotiations imply the signing of a Confidentiality Agreement between the parties in order not to create external expectations about their future settlement.

In implementing Petrobras’ current business plan, various alternatives are under study regarding the production development of the gas found in the Santos basin and to supply the Brazilian natural gas market. The latter takes into account the possible utilization of all gas reserves in the Southern Cone, including Brazil, Bolivia and Argentina.

Among many funding alternatives, Petrobras considers BNDES, as it does so with other sources, in the structuring of the financial requirements of its projects.

Negotiations with Repsol YPF were begun due to their long experience in the production of natural gas and their strategic position in the Southern Cone gas market. This company also jointly participates with Petrobras in the production and selling of Bolivian gas to Brazil, in conditions that promote the development of the Brazilian natural gas market.

Petrobras is routinely reexamining its Strategic Plan to reflect the changes that occurred in the Brazilian and international oil and gas markets in 2004, since the approval of the 2010 Business Plan. Once this review is concluded, it will be submitted to the Board and subsequently an announcement will be made to the market.

Should negotiations with Repsol YPF reach an advanced stage pointing to an eventual positive outcome, including obtaining the necessary approvals, Petrobras will also officially announce this development to the market.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.